

Mail Stop 3561

November 9, 2007

Mr. Melvin J. Melle
Chief Financial Officer
The Hallwood Group Incorporated
3710 Rawlins
Suite 1500
Dallas, Texas 75219

     RE: **The Hallwood Group Incorporated**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed May 14, 2007
              File No. 1-8303

Dear Mr. Melle:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              William Thompson
              Branch Chief